UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
COLLAGENEX PHARMACEUTICALS, INC.
(Name of Subject Company)
COLLAGENEX PHARMACEUTICALS, INC.
(Name of Persons Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
19419B100
(CUSIP Number of Class of Securities)
CollaGenex Pharmaceuticals, Inc.
14501 North Freeway
Fort Worth, TX 76177
Attention: Quintin Cassady, Secretary and Vice President
Telephone: (817) 961-5000
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
Copy to:
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: Paul S. Bird, Esq.
Telephone: (212) 909-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by CollaGenex Pharmaceuticals, Inc., a Delaware Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2008, as amended on March 13, 2008, March 19, 2008 and April 7, 2008 (the “Statement”). The Statement relates to a tender offer by Galderma Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Galderma Laboratories, Inc. (“Parent”), to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share, at a purchase price of $16.60 per share, net to the seller in cash without interest thereon and less any required withholding taxes, as disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on March 10, 2008, by Purchaser and Parent, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2008 and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.
     Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.
     The information in the Statement is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by adding the following subsection to the end of such item:
(k) Completion of the Merger.
     On April 11, 2008, Galderma issued a press release announcing that the acquisition of the Company was completed on April 10, 2008, upon effectiveness of the merger of Purchaser with and into the Company with the Company as the surviving corporation under the short-form merger provisions of the Delaware General Corporation Law, without prior notice to, or any action by, any other Company stockholder. At the Effective Time, (1) each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares owned by the Company, Parent, Purchaser or their respective subsidiaries and (b) any Shares held by holders who properly perfect appraisal rights under Delaware law) were canceled and automatically converted into the right to receive an amount of cash, without interest, equal to the price paid in the Offer and (2) each outstanding share of Series D-1 Preferred Stock (each a “Series D-1 Share”) outstanding immediately prior to the Effective Time (other than (a) any Series D-1 Shares owned by the Company, Parent, Purchaser or their respective subsidiaries and (b) any Series D-1 Shares held by holders who properly perfect appraisal rights under Delaware law) were canceled and automatically converted into the right to receive an amount of cash, without interest, equal to the product of the number of shares of Common Stock into which such Series D-1 Share was convertible multiplied by the price paid in the Offer. Following the Merger, the Common Stock ceased to be traded on the NASDAQ Global Market and the Company became a wholly owned subsidiary of Parent.
     The press release is filed as Exhibit (a)(5)(H) hereto and incorporated herein by reference.

Item 9. Exhibits.

     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(H)	Press Release Issued by Galderma, dated April 11, 2008, Announcing the Completion of the Acquisition (incorporated by reference to Amendment No. 4 to the Schedule TO filed by Parent on April 11, 2008).

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Statement is true, complete and correct.

COLLAGENEX PHARMACEUTICALS, INC.
By:	/s/ Albert Draaijer
	Name:	Albert Draaijer
	Title:	Treasurer and Vice President

Dated as of April 11, 2008